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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 0 8 2024

Washington, DC

SEC FILE NUMBER
8-49740

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __02/01/23__ AND ENDING __01/31/24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.W. Sherwold Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22994 El Toro Road

(No. and Street)

Lake Forest,   CA   92630

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary W. Sherwold   949-470-0700   gary@gwsherwold.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800   CENTURY CITY,   CA   90067

(Address)   (City)   (State)   (Zip Code)

SEPTEMBER 15, 2020   6567

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.W. Sherwold Associates, Inc. _____, as of 1/31 _____, 2 024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS P. FLYNN II
COMM. # 2434932
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 17, 2027

Signature:

Title:
President

Notary Public

Thomas P. Flynn II, Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___ORANGE___)

On ___03/14/2024___ before me, ___Thomas P. Flynn II, Notary Public___

(insert name and title of the officer)

personally appeared ___GARY W. SHERLAND___,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___Thomas P. Flynn II, Notary Public___ (Seal)

EXP: 01 17-2027



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders' of G.W. Sherwold Associates Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.W. Sherwold Associates Inc. (the "Company") as of January 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
March 25, 2024

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2024

Assets

Cash	$ 397,549
Property and equipment, net	-
Total assets	**$ 397,549**

Liabilities and Stockholders' Equity

Liabilities

Unearned advisory fees	$ 77,677
Payroll taxes and liabilities payable	429
Total liabilities	**78,106**

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding	1,010
Additional paid-in capital	9,552
Retained earnings	308,881
Total stockholders' equity	**319,443**
Total liabilities and stockholders' equity	**$ 397,549**

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Operations
For the Year Ended January 31, 2024

Revenues

Advisory income	$ 1,510,294
Commissions	51,218
Interest and other income	652
Total revenues	1,562,164

Expenses

Employee compensation and benefits	987,201
Administrative fees	145,866
Occupancy and equipment rental	257,700
Professional fees	43,993
Other operating expenses	334,886
Total expenses	1,769,646
Net income (loss) before income tax provision	(207,482)
Income tax provision (benefit)	(23,629)
Net income (loss)	$ (183,853)

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2023	$ 1,010	$ 9,552	$ 492,734	$ 503,296
Net income (loss)	-	-	(183,853)	(183,853)
Balance at January 31, 2024	$ 1,010	$ 9,552	$ 308,881	$ 319,443

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2024

Cash flow from operating activities:

Net income (loss)		$ (183,853)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Increase (decrease) in liabilities:		
Unearned Advisory Fees	$ (54,845)	
Total adjustments		(54,845)
Net cash provided by (used in) operating activities		(238,698)
Cash flow from investing activities:		-
Cash flow from financing activities:		-
Net increase (decrease) in cash		(238,698)
Cash at beginning of year		636,247
Cash at end of year		$ 397,549
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest		$ -
Income Taxes (see note 3)		$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts the majority of its activities with customers located in Southern California.

Summary of Significant Accounting Policies

The Company earns commissions by referring client transactions in mutual funds, variable life insurance or annuities, and other financial products and services. The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company._ As of January 31, 2024, there was no commission receivables from mutual fund and/or variable annuity providers.

The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

The Company is also registered with U. S. Securities and Exchange Commission as a Registered Investment Advisor, and earns advisory fees for the continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned. The Company does not hold client assets, and advisory fee income is paid to the Company on a quarterly basis by the custodian of an advisory client's account by prior client authorization. Collections received prior to services rendered are recorded as unearned advisory fees. As of January 31, 2024, there was $77,677 in unearned advisory fees that were collected.

The Company has a sub-clearing agreement with Shareholders Services Group to facilitate clearing through Pershing LLC.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2024, the Company included $17,277 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Company has no arrangements subject to ASC 842 therefore adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended January 31, 2024.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold improvements	$ 194,819	6
Computers	94,168	4
Furniture & Equipment	159,720	6
Sign	9,510	6
Total cost of property and equipment	458,217	
Less: accumulated depreciation	(458,217)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended January 31, 2024 was $0.

Note 3: INCOME TAXES

The income tax (benefit) is composed of the following:

	Current
Federal	$ (14,894)
State	(8,735)
Total income tax (benefit)	$ (23,629)

The Company received income tax refunds during the year. $800 of the total State refund ($9,535 -$800) was applied to current year minimum.

The Company uses cash method of accounting for tax purposes. For the year ending, January 31, 2024, the Company recognized tax differences related to unearned advisory fees. Accordingly, a deferred tax asset of $53,182 Federal and $21,206 State was created against which a 100% valuation allowance has been applied.

Note 3: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of January 31, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make an annual discretionary contribution to the Plan. For the year ended January 31, 2024, the Company did not make an annual discretionary contribution.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated, an entity under common control, for certain business management services for the Company. During the year ended January 31, 2010, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, the Company paid $145,866 for administrative fees and total occupancy expense of $257,700 for a month-to-month office lease agreement which are respectively reflected on the Statement of Operations for the year ended January 31, 2024

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on these amounts.

Note 6: CONCENTRATIONS OF CREDIT RISK
(Continued)

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends of the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

As of January 31, 2024, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at January 31, 2024, or during the year then ended.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending January 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2024, the Company had net capital of $319,443 which was $314,236 in excess of the required net capital of $5,207; and the Company's ratio of aggregate indebtedness ($78,106) to net capital was 0.24 to 1, which is less than the 15 to 1 maximum allowed.

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of January 31, 2024

Computation of net capital

Common stock	$	1,010		
Additional paid-in capital		9,552		
Retained earnings		308,881		
Total stockholder's equity			$	319,443
Net capital				319,443

Computation of net capital requirements

Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness ($78,106)	$	5,207		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,207
Excess net capital			$	314,236

Ratio of aggregate indebtedness to net capital	0.24 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIA Form X-17A-5 report dated January 31, 2024.

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Schedule II - Computation for Determination of the
Reserve Requirements and Information Relating to Possesion or Control
Requirements Pursant to SEA Rule 15c3-3
As of January 31, 2024

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm").

See report of independent registered public accounting firm



DCPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders' of G.W. Sherwold Associates Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) G.W. Sherwold Associates Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G.W. Sherwold Associates Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions"), (2) G.W. Sherwold Associates Inc. stated that G.W. Sherwold Associates Inc. met the identified exemption provisions throughout the year ended January 31, 2024 without exception, and (3) G.W. Sherwold Associates Inc.'s other business activities including the direct sale of variable life annuities and mutuals funds and advisory services is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended January 31, 2024. G.W. Sherwold Associates Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.W. Sherwold Associates Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
March 25, 2024



G.W. Sherwold Associates, Inc.

A Registered Investment Advisory Firm
Estate & Financial Planning

TM

G.W. Sherwold Associates, Inc.

Assertions Regarding Exemption Provisions

G.W. Sherwold Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1)   The Company claimed an exemption from 17 C.F.R. section 240; 15c3-3 under the provision of 17 C.F.R. 240.15c3-3 (k)(2)(ii) and is in compliance with the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because its business activities include sale of variable life annuities and mutual funds and advisory services. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(2)   The Company met the identified exemption provision in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the most recent year ended January 31, 2024 without exception.

G.W. Sherwold Associates, Inc.

Signed by: _____

Member FINRA & SIPC
22994 El Toro Road, Lake Forest, CA 92630
Ph(949) 470-0700   Fax(949) 470-0707   1(800)-Sherwold   http://www.gwsherwold.com